Exhibit 99.1

Media Release 10 January 2024

James Hardie Industries To Announce Third Quarter Fiscal Year 2024 Financial Results on 13 February 2024

James Hardie Industries plc (ASX: JHX; NYSE: JHX) will announce financial results, for its third quarter ended 31 December 2023, on the ASX before market on Tuesday, 13 February 2024.

The Company will host a conference call that morning at 9:00am Australian Eastern Time (AEDT).

For those in North America the conference call will commence at 5:00pm Eastern Time (ET), Monday 12 February.

Teleconference Registration:    https://s1.c-conf.com/diamondpass/10035780-hf7t6r.html
Webcast URL:    https://edge.media-server.com/mmc/p/hgpfv5vu

Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

A replay of the call will be available shortly after the call and will be available at;
https://ir.jameshardie.com.au/financial-information/financial-results

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Media Release: James Hardie to Announce Third Quarter Fiscal Year 2024 Results	1